EXHIBIT C

**IN THE CIRCUIT COURT OF THE TWELFTH JUDICIAL CIRCUIT,
IN AND FOR SARASOTA COUNTY, FLORIDA
CIVIL DIVISION**

CORPORATE DEBT SOLUTIONS I, INC.

      Plaintiffs,

v.   **CASE NO. 2008-CA-006952-NC**

FRONTIER ENERGY CORP.,

      Defendant.
_____/

ORDER GRANTING APPROVAL OF SETTLEMENT AGREEMENT

This matter having come before me for consideration to approve the Settlement Agreement entered into as of May 1, 2008 (the "Settlement Agreement") between Plaintiff, CORPORATE DEBT SOLUTIONS I, INC. ("Corporate Debt") and Defendant, FRONTIER ENERGY CORP. ("Frontier"), the ("Parties"), and the Court having held a hearing as to the fairness of the terms and conditions of the Settlement Agreement and being otherwise fully advised in the premises, the Court hereby finds as follows:

1.   The Court has been advised that the parties intended that the sale of the Settlement Shares (as defined by the Settlement Agreement, and hereinafter, the ("settlement Shares") to, and the resale of the Settlement

Shares by, Corporate Debt within the United States of America, assuming satisfaction of all other applicable securities laws and regulations, will be exempt from registration under the Securities Act of 1933 (the "Securities Act") in reliance upon Section 3(a)(10) of the Securities Act based upon the Court's finding herein that the terms and conditions of the issuance of the Settlement Shares by Frontier to Corporate Debt are fair to Corporate Debt;

2.   The hearing having been scheduled upon the consent of Corporate Debt and Frontier. Corporate Debt has had adequate notice of the hearing and Corporate Debt is the only party to whom Settlement Shares will be issued pursuant to the Settlement Agreement;

3.   The terms and conditions of the issuance of the Settlement Shares in exchange for the release of certain claims as set forth in the Settlement Agreement are fair to Corporate Debt, the only party to whom the Settlement Shares will be issued;

4.   The fairness hearing was open to Corporate Debt. Corporate Debt was represented by counsel at the hearing who acknowledged that adequate notice of the hearing was given and consented to the entry of this order.

It is therefore, ORDERED AND ADJUDGED that the Settlement Agreement is hereby approved as fair to the party to whom the settlement shares will be issued, within the meaning of Section 3(a)(10), of the Securities Act and that sale of the Settlement Shares to, and the resale of the Settlement Shares in the United States of America by, Corporate Debt, assuming satisfaction of all other applicable securities laws and regulations, will be exempt from registration under the Securities Act.

SO ORDERED this _____ day of May, 2008.



ORIGINAL SIGNED

MAY 2 2008

DONNA PADAR BERLIN
CIRCUIT JUDGE

DONNA PADAR BERLIN
CIRCUIT JUDGE

cc: Michael Raterink, Esquire
      Robert E. Turffs, Esquire

<u>SETTLEMENT AGREEMENT AND RELEASE</u>

THIS AGREEMENT is dated as of May 1, 2008 and is made by and between CORPORATE DEBT SOLUTIONS I, INC. ("Corporate Debt') and FRONTIER ENERGY CORP., ("Frontier").

WHEREAS, Gary R. Henrie, Esquire rendered legal services to Frontier Energy Corp. and billed them a total of Thirty Three Thousand Seven Hundred Eighty-Six Dollars ($33,786.00) for his time and costs.

WHEREAS, on or about April 22, 2008, Gary R. Henrie, Esquire entered into an agreement with Corporate Debt Solutions I, Inc. to assign his debt to Assignee, Corporate Debt Solutions I, Inc. for good and valuable consideration. The Assignment Agreement is incorporated herein by reference.

WHEREAS, on or about May 1, 2008, Corporate Debt filed an action against Frontier, Inc. entitled <u>Corporate Debt Solutions I, Inc. v. Frontier Energy Corp.</u> Case No: 2008-CA-_____-NC, (the "Action") in the Circuit Court of the Twelfth Judicial Circuit, Sarasota County, Florida (the "Court"), whereby Corporate Debt asserted claims against Frontier alleging that Frontier failed to pay Corporate Debt according to the terms set forth in the agreement, *to wit,*

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the amount due and owing under the Agreement in the total amount Thirty-Three Thousand Seven Hundred Eighty-Six Dollars ($33,786.00) in principal plus interest (hereinafter, the "Claims");

WHEREAS, Frontier, in its Answer, denied any and all wrongdoing and asserted affirmative defenses;

WHEREAS, Frontier denies that it is liable for the amount sought in the Action, but acknowledges that it does not have sufficient cash to satisfy the claims made in the Action or to defend the Action and Frontier seeks to resolve this Action and agrees to pay Corporate Debt on the debt;

WHEREAS, Frontier currently only has the means to satisfy payment of Corporate Debt's bona fide claims through the issuance of authorized shares to Corporate Debt, pursuant to Section 3(a)(10) of the Securities Act of 1933 (hereinafter the "Act");

WHEREAS, Frontier and Corporate Debt desire to resolve, settle, and compromise Corporate Debt's bona fide claims that it has asserted against Frontier, which arise out of or relate to the debt, in the amount of Thirty-Three Thousand Seven Hundred Eighty-Six Dollars ($33,786.00) due and owing (hereinafter the "Compromised Amount");

With this background incorporated herein, the parties hereby agree to the following settlement:

TERMS OF SETTLEMENT

1.   CLAIMS.   Corporate Debt agrees to resolve its bona fide claim with Frontier for the agreed upon sum of Thirty-Three Thousand Seven Hundred Eighty-Six Dollars ($33,786.00).

2.   SETTLEMENT SHARES.   As soon as practicable following entry of an order by the Court in accordance with Paragraph 4 herein, Frontier shall issue and deliver to Corporate Debt shares of Frontier's common stock, ("Common Stock") sufficient to satisfy the Compromised Amount through the issuance of freely trading securities issued pursuant to Section 3(a)(10) of the Act.   The parties agree that the total amount of Common Stock to be delivered by Frontier to satisfy the Compromised Amount shall be Fifteen Million Three Hundred Fifty Seven Thousand Two Seventy-Three (15,357,273) shares of Common Stock (the "Settlement Shares"). The transfer agent, Standard Register shall upon the request of Corporate Debt issue in the name of Corporate Debt the number of shares requested so long as the number of shares requested does not make Corporate Debt the owner of more than 4.99% of the outstanding Frontier stock.

3.   PAYMENT IN FULL.   Corporate Debt and Frontier
agree that delivery of the Settlement Shares pursuant to the
conditions set forth herein shall satisfy Frontier's
obligation in full regarding the Invoices.

4.   FAIRNESS HEARING.   Upon execution hereof,
Corporate Debt and Frontier agree, pursuant to 15 U.S.C.
§77(a)(10), to immediately submit the terms and conditions of
this Agreement to the Court for a hearing on the fairness of
such terms and conditions, for the issuance of an exemption
from registration of the Settlement Shares and an Order
approving the Agreement. Frontier avers it is a "reporting
issuer" that files reports with the SEC under Section 13 of
the Securities and Exchange Act of 1934 (the "Exchange Act");
Frontier avers it is current in all its filings required
under the Exchange Act; and Corporate Debt avers it has
access to, and has accessed all such filings. In connection
with such a fairness hearing, Frontier, the issuer of the
securities, and Corporate Debt, the proposed person to whom
the securities are to be issued, agree that the value of the
Settlement Shares utilized to satisfy the Claims is fair and
reasonable.   This Agreement shall become binding upon the
parties only upon entry of an order by the Court

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substantially in the form of annexed hereto as Exhibit A (the "Order").

5.   <u>NECESSARY ACTION</u>.   At all times after the execution of this Agreement and entry of the Order by the Court, each party hereto agrees to take or cause to be taken all such necessary action including, without limitation, the execution and delivery of such further instruments and documents, as may be reasonably requested by any party for such purposes or otherwise necessary to complete or perfect the transaction contemplated hereby.

6.   <u>CONFIDENTIALITY AGREEMENT</u>.   At all times prior to execution of this Agreement, the parties hereto agree to not disclose to any other person any of the terms of said Agreement.

7.   <u>RELEASES</u>.   Upon delivery of the Settlement Shares to Corporate Debt and in consideration of the terms and conditions of this Agreement, and except for the obligations and representations arising or made hereunder or a breach hereof, the parties hereby release, acquit and forever discharge the other and each, every and all of their current and past officers, directors, shareholder, affiliated corporations, subsidiaries, agents, employees,

representatives, attorneys, predecessors, successors and assigned (the "Released Parties"), of and from any and all claims, damages, causes of action, suits and costs, of whatever nature, character or description, whether known or unknown, anticipated or unanticipated, which the parties may now have or may hereafter have or claim to have against each other with respect to the Claims. Nothing herein shall be deemed to negate or affect Corporate Debt's right and title to any securities heretofore issued to it by Frontier.

8. <u>CONTINUING JURISDICTION</u>: Simultaneously with the execution of this Agreement, the attorneys representing the parties hereto will execute a stipulation of dismissal substantially in the form annexed hereto as Exhibit B (the "Stipulation of Dismissal"), which shall be held by Corporate Debt's counsel and filed with the Court after Frontier's delivery of the Settlement Shares in accordance with paragraph 2 herein. In order to enable the Court to grant specific enforcement and other equitable relief in connection with this Agreement, (a) the parties consent to the jurisdiction of the Court for purposes of enforcing this Agreement and (b) each party to this Agreement expressly waives any contention that there is an adequate remedy at law

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or any like doctrine that might otherwise preclude injunctive relief to enforce this Agreement.

9. CONTINUING OBLIGATION   Both parties agree to use their best efforts to cooperate with the Court to cause the Order to be timely entered and agree that delays caused due to Court calendars shall not constitute a valid reason to void this Agreement.

10. INFORMATION. Corporate Debt and Frontier each represent that prior to the execution of this Agreement, they have had the advice of counsel, namely, Robert E. Turffs, Esquire of Robert E. Turffs, P.A. for Corporate Debt and Michael J. Raterink, Esquire of Michael J. Raterink, P.A. for Frontier, they fully informed themselves of its terms, contents, conditions and effects, and that no promise or representation of any kind has been made to them except as expressly stated in this Agreement.

11. OWNERSHIP AND AUTHORITY.   Corporate Debt and Frontier represent and warrant that they have not sold, assigned transferred, conveyed or otherwise disposed of any or all of any claim, demand, right or cause of action, relating to any matter which is covered by this Agreement, that each is the sole owner of such claim, demand, right or

cause of action, and each has the power and authority and has been duly authorized to enter into and perform this Agreement and that this Agreement is a binding obligation of each, enforceable in accordance with its terms.

12. <u>BINDING NATURE</u>.   This Agreement shall be binding on all parties executing this Agreement and their respective successors, assigns and heirs.

13. <u>AUTHORITY TO BIND</u>.   Each party to this Agreement represents and warrants that the execution, delivery and performance of this Agreement and the consummation of the transaction provided in this agreement have been duly authorized by all necessary action of the respective entity and that the person executing this Agreement on its behalf has the full capacity to bind that entity.   Each party further represents and warrants that it has been represented by independent counsel of its choice with the negotiation and execution of this Agreement and that counsel has reviewed this Agreement.

14. <u>SIGNATURES.</u>   This Agreement may be signed in counterparts and the Agreement, together with its counterpart signature pages, shall be deemed valid and binding on each party when duly executed by all parties.   Facsimile

signatures shall be deemed valid and binding for all purposes.

15. CHOICE OF LAW, ETC.

Notwithstanding the place where this Agreement may be executed by either of the parties, or any other factor, all terms and provisions hereof shall be governed by and construed in accordance with the laws of the State of Florida, applicable to agreements made and to be fully performed in that State and without regard to principles of conflicts of law thereof. Any action brought to enforce, or otherwise arising out of this Agreement shall be brought only in the Circuit Court of the Twelfth Judicial Circuit sitting in the State of Florida, County of Sarasota.

16. INCONSISTENCY.   In the event of any inconsistency between the terms of this Agreement and any other document executed in connection herewith, the terms of this Agreement shall control to the extent necessary to resolve such inconsistency.

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IN WITNESS WHEREOF, the parties have duly executed this

Agreement as of the date first indicated above.

CORPORATE DEBT SOLUTIONS I, INC.

By:

Its: _____President_____

FRONTIER ENERGY CORP.

By:

Its: _____Chairman/CEO_____